Exhibit 99.8

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total Enters Exploration in Bulgaria with Award

of the Khan Asparuh Offshore License

Paris, August, 29, 2012 – Total today announced the signature with the Bulgarian authorities of the exploration contract concerning the offshore Khan Asparuh license, awarded under the licensing round that opened last January 31. The 14,220-sq.km block is located approximately 80 kilometers offshore in the Black Sea in water depths of between 100 and 2,000 meters.

Total has signed an agreement to allow two other European companies to work on the permit, Austria’s OMV (30%) and Spain’s Repsol (30%), with Total retaining a 40% stake.

“Total’s international experience in deep-offshore exploration and production was a decisive factor in winning the license,” said Marc Blaizot, Total’s Senior Vice President, Exploration. “Following French Guiana, Uruguay, Côte d’Ivoire and Mauritania, Total continues to build strategic positions in ultra-deepwater abrupt margin plays. In keeping with Total’s new dynamic in exploration, this license marks the first time that this type of highly promising play will be explored outside the Atlantic basins. The three partners are very confident in the potential of this new license, which contains a number of both oil and gas prospects.”

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com